SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                                __________

                               SCHEDULE 13D
                              (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                            (Amendment No. 5)

                      Impac Commercial Holdings, Inc.
                      -------------------------------
                              (Name of Issuer)

                        Common Stock $0.01 par value
                        ----------------------------
                       (Title of Class of Securities)

                                44968J 10 6
                              (CUSIP Number)

                             Daniel K. Osborne
             Executive Vice President, Chief Operating Officer
                      and Chief Financial Officer
                      Apex Mortgage Capital, Inc.
                  865 South Figueroa Street, Suite, 1800
                     Los Angeles, California  90017
                             (213) 244-0000
                     -----------------------------
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                           February 1, 2000
                  (Date of Event Which Requires Filing
                          of This Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                     (Continued on following pages)
                          (Page 1 of 6 Pages)

CUSIP No. 44968J 10 6            13 D          Page 2 of 6 Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Apex Mortgage Capital, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                           (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
      WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Maryland

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH:

     7       SOLE VOTING POWER
             0

     8       SHARED VOTING POWER
             627,300

     9       SOLE DISPOSITIVE POWER
             0

    10       SHARED DISPOSITIVE POWER
             627,300

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      627,300

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.5%

14    TYPE OF REPORTING PERSON
      CO

CUSIP No. 44968J 10 6           13 D                     Page 3 of 6 Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     The TCW Group, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                            (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Nevada

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH

     7       SOLE VOTING POWER
             0

     8       SHARED VOTING POWER
             627,300

     9       SOLE DISPOSITIVE POWER
             0

    10       SHARED DISPOSITIVE POWER
             627,300

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      627,300

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.5%

14    TYPE OF REPORTING PERSON
      HC, CO

CUSIP No. 44968J 10 6            13D                Page 4 of 6 Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Robert A. Day

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                            (b) [x]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH

     7       SOLE VOTING POWER
             627,300

     8       SHARED VOTING POWER
             0

     9       SOLE DISPOSITIVE POWER
             627,300

    10       SHARED DISPOSITIVE POWER
             0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      627,300

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.5%

14    TYPE OF REPORTING PERSON
      IN, HC

                       AMENDMENT NO. 5 TO SCHEDULE 13D

Reference is made to the Schedule 13D originally filed on September 7, 1999, as amended by Amendment No. 1 thereto filed on September 8, 1999, Amendment No. 2 thereto filed on September 23, 1999, Amendment No. 3 thereto filed on October 18, 1999 and Amendment No. 4 thereto filed on December 28, 1999, by Apex Mortgage Capital, Inc., a Maryland corporation ("AXM"), The TCW Group, Inc., a Nevada corporation ("TCWG"), and Robert A. Day, an individual (collectively, the "Reporting Persons"), with respect to the Common Stock, $.01 par value per share ("Common Stock"), of Impac Commercial Holdings, Inc. (the "Issuer").

ITEM 4.	PURPOSE OF TRANSACTIONS

On August 5, 1999, the Issuer announced an agreement to merge with and into AMRESCO Capital Trust ("AMCT"), an externally managed Texas real estate investment trust. On September 7, 1999, by letter to the Board of Directors of the Issuer, AXM made a non-binding proposal for a tax-free merger of AXM and the Issuer.

Item 4 is amended to add the following:

On January 4, 2000, the Issuer announced that the AMCT merger agreement had been terminated. On February 1, 2000, AXM issued a press release, a copy of which is filed herewith as Exhibit 13, indicating that it intends to monitor its investment in the Issuer and remains ready to negotiate with the Issuer toward an acquisition of the Issuer by AXM should the Issuer be willing to do so.

Although the foregoing reflects the current intentions of AXM and the other Reporting Persons, there can be no assurance that any of them or any of their affiliates will acquire any additional shares of Common Stock or take any other such actions. Each of them and the other entities and individuals referred to herein reserves full discretion to make its or his own investment decision with respect to the Common Stock owned directly or beneficially by it or him from time to time, including, but not limited to, the timing and amount of purchases and the timing and amount of dispositions of shares of Common Stock. Such decisions will depend on a variety of factors not presently determinable, including, but not limited to, alternative investment opportunities available to them, general economic conditions and monetary, stock market and regulatory conditions.

Except as set forth above, none of the Reporting Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D (although each of them reserves the right to do so).

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended to add the following additional Exhibit:

Exhibit 13	AXM February 1, 2000 Press Release

                                  SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

February 3, 2000

                                  APEX MORTGAGE CAPITAL, INC.



                                  By:    /s/ Daniel K. Osborne
                                     --------------------------
                                  Name:  Daniel K. Osborne
                                  Title: Executive Vice President, Chief
                                         Operating Officer and Chief
                                         Financial Officer


                                  THE TCW GROUP, INC.



                                  By:    /s/ Michael E. Cahill
                                     --------------------------
                                  Name:  Michael E. Cahill
                                  Title: Managing Director, General
                                         Counsel & Secretary


                                  ROBERT A. DAY



                                   By:     /s/ Michael E. Cahill
                                      ---------------------------
                                   Name:  Michael E. Cahill
                                   Title:   Authorized Signatory